Exhibit 99.1

GW Pharmaceuticals Initiates Second Phase 3 Pivotal Trial for Epidiolex
in Dravet Syndrome

London, UK, 21 April 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced today that it has initiated the second Phase 3 clinical trial of Epidiolex® (cannabidiol or CBD) for the treatment of Dravet syndrome, a rare and catastrophic treatment-resistant form of childhood epilepsy. This follows GW’s recent announcement of the commencement of the first Phase 3 clinical trial of Epidiolex in Dravet syndrome. GW expects to complete patient recruitment into this second trial in 2015 and to report top-line results in early 2016.

“The start of our second pivotal Phase 3 clinical trial for Epidiolex in the treatment of Dravet syndrome marks another key milestone in our plan to submit a New Drug Application for Epidiolex to the FDA in mid-2016,” stated Justin Gover, GW’s Chief Executive Officer. “Therapeutic options for patients with Dravet syndrome are limited and GW is committed to bringing Epidiolex to the market as quickly as possible and to offering a new option to address this significant unmet need.”

The Phase 3 trial is a 14-week comparison of Epidiolex versus placebo in a total of 150 patients to assess the safety and efficacy as an adjunctive antiepileptic treatment. This Phase 3 trial will have three treatment arms of equal patient numbers; 20mg/kg of Epidiolex, 10mg/kg of Epidiolex, and placebo. The primary measure of this trial will be the percentage change from baseline in convulsive seizure frequency during the maintenance period of the study in patients taking Epidiolex versus placebo. Several additional efficacy and safety secondary outcome measures will be analysed. Following their participation in the study, all patients are eligible to receive Epidiolex under a long term open label extension study.

GW also expects to commence two Phase 3 clinical trials in Lennox-Gastaut syndrome in the second quarter of 2015.

To obtain information about this clinical trial or eligibility criteria, the treating physician should contact: medicaldirector@gwpharm.com

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Lennox-Gastaut syndrome. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)
James Steel / Clare Terlouw	+ 44 20 7418 8900